Exhibit 3

RESIGNATION OF

THE DIRECTOR

OF

GLOBE NET WIRELESS CORP.

The following is a true copy of the Secretary of the Corporation, held this 19th day of August, 2021;

WHEREAS the undersigned was appointed as Director of the Corporation and has served in said capacity to date, he has determined at this time to formally RESIGN and renounce all further corporate designation or affiliation with GLOBE NET WIRELESS CORP. and hereby formally RESIGNS, and severs any and all officials ties, duties, obligations or liabilities regarding GLOBE NET WIRELESS CORP., and does hereby, by affixing, his signature hereto, officially as his last corporate act, DOES HEREBY RESIGN.

The Company shall choose a new Director at a time and place of its choosing.

DATED: 19th August, 2021

KIRK REED
GLOBE NET WIRELESS CORP.